UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM U-57
                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed Under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                     Island Cogeneration Limited Partnership
                     ---------------------------------------
                        (Name of foreign utility company)

                     Calpine Canada Investments Corporation
                     --------------------------------------
    (Name of filing company, if filed on behalf of a foreign utility company)

     The Commission is requested to mail copies of all communications relating to this Notification to:

Toby Austin                                         James B. Vasile
Managing Counsel                                    Davis Wright Tremaine LLP
Calpine Canada Investments Corporation              1500 K Street, NW, Suite 450
Suite 1000, 350 - 7th Avenue SW                     Washington, DC  20005
Calgary, AB T2P 3N9 Canada                          202.508.6662
403.781.6205

     Calpine Canada Investments Corporation ("Calpine"), a Canadian corporation, hereby notifies the Securities and Exchange Commission that Island Cogeneration Limited Partnership ("ICLP") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act, as amended ("Act").


Item 1. Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

                  Island Cogeneration Limited Partnership
                  15th Floor The Grosvenor Building
                  1040 West Georgia Street
                  Vancouver, B.C., Canada
                  V6E 4H8

     On May 8, 2001, Calpine executed a letter of intent to acquire the limited partnership units of ICLP and the shares of its general partner, Island Cogeneration Project, Inc., from Westcoast Energy Inc. ICLP owns a 250 megawatt ("MW") natural gas-fired cogeneration facility located near Campbell River, British Columbia, Canada on Vancouver Island ("Island Cogeneration Project"), which is expected to enter commercial operations in 2001 or 2002. The project will also deliver steam to Norske Skog for industrial processing under the terms of a 15-year contract. The transaction was consummated on September 20, 2001.

     Calpine owns 100% of the voting interests in ICLP.


Item 2.  Domestic   Associate   Public-Utility   Companies  of  ICLP  and  Their
     Relationship to ICLP.

     None.


EXHIBIT A. State Certification

     Not Applicable.


                                    SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                     CALPINE CANADA INVESTMENTS CORPORATION


Date: October 5, 2001                            By: /s/ Toby Austin
                                                     ---------------

                                                     Toby Austin
                                                     Assistant Secretary